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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Imaging Systems, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
37934A 10 0 (CUSIP Number)
Carl D. Thoma Golder, Thoma, Cressey, Rauner, Inc. 6100 Sears Tower Chicago, IL 60606 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 1, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 12 Pages

CUSIP No. 37934A 10 0	13D	Page 2 of 12 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Golder, Thoma, Cressey, Rauner Fund IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,185,423

	(8)	Shared Voting Power 0

	(8)	Sole Dispositive Power 5,185,423

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,185,423

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Row (11) 24.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 37934A 10 0	13D	Page 3 of 12 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GTCR IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,185,423

	(8)	Shared Voting Power 0

	(8)	Sole Dispositive Power 5,185,423

	(10)	Shared Dispositive Power] 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,185,423

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Row (11) 24.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 37934A 10 0	13D	Page 4 of 12 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Golder, Thoma, Cressey, Rauner, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,185,423

	(8)	Shared Voting Power 0

	(8)	Sole Dispositive Power 5,185,423

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,185,423

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Row (11) 24.8%

(14)	Type of Reporting Person (See Instructions) CO

Page 5 of 12 Pages

        This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on December 31, 1998 by (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of its being the general partner of the Fund; and (iii) Golder, Thoma, Cressey, Rauner, Inc. ("GTCR, Inc."), by virtue of its being the general partner of GTCR IV. Capitalized terms used but not defined in this Amendment No. 1 have the meanings given to such terms in the Schedule 13D.

Item 1    Security and Issuer

        Item 1 is amended and restated in its entirety as follows:

        This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Global Imaging Systems, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 3820 Northdale Boulevard, Suite 200A Tampa, Florida.

Item 2    Identity and Background

        Item 2 is amended and restated in its entirety as follows:

        (a)  This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) the Fund, by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR IV, by virtue of its being the general partner of the Fund; and (iii) GTCR Inc., by virtue of its being the general partner of GTCR IV. The Fund, GTCR IV and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

        The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

        Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of GTCR Inc. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

        (b)  The address of the principal business and principal office of each of the Reporting Persons is 233 S. Wacker Drive, Suite 6100, Chicago, Illinois 60606.

        (c)  The principal business of each of the Reporting Persons is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

        (d)  During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 6 of 12 Pages

        (e)  During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    All individuals named in Schedule A to this statement are citizens of the United States.

Item 4    Purpose of Transaction

        Item 4 is amended by adding to the end thereof the following information:

        Pursuant to the closing of transactions contemplated by that certain Underwriting Agreement (the "Underwriting Agreement") dated February 25, 2002, among the Issuer, Raymond James & Associates, Inc., UBS Warburg LLC, Robert W. Baird & Co. Incorporated, the additional underwriters named therein (the "Underwriters"), and certain stockholders of the Issuer, the Reporting Persons sold 1,882,419 shares of Common Stock on March 1, 2002 and an additional 336,683 shares of Common Stock on March 19, 2002 pursuant to the Underwriters' exercise of an overallotment option granted to them in the Underwriting Agreement (collectively, the "Shares"). The Underwriters purchased the Shares from the Reporting Persons at a purchase price of $14.725 per share which resulted in total proceeds to the Reporting Persons of $32,676,276.

Item 5    Interest in Securities of the Issuer

        Item 5 is amended and restated in its entirety as follows:

        (a)  The Fund is the direct beneficial owner of 5,185,423 shares of Common Stock, or approximately 24.8% of the Common Stock as of the date of this statement (assuming there are 20,868,780 shares of Common Stock outstanding).

        By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to possess indirect beneficial ownership of the Common Stock owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

        (b)  The Fund has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 5,185,423 shares of Common Stock, or approximately 24.8% of the Common Stock as of the date of this statement.

        By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. By virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that ether GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

        (c)  Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, has effected any transactions in the Common Stock during the past 60 days.

        (d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

        (e)  Not applicable.

Item 6    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Item 6 is amended by adding to the end thereof the following information:

        The Fund entered into the Underwriting Agreement with the Issuer on February 25, 2002 as described above for the sale of the Shares.

        The Fund entered into a Lockup Agreement on February 25, 2002 pursuant to which the Fund agreed that during the period beginning on the date of the Lockup Agreement and continuing to a date 180 days after the date of the final prospectus supplement relating to the underwritten offering in connection with the Underwriting Agreement, it will not, without the prior written consent of Raymond James & Associates, Inc., sell or otherwise dispose (or publicly announce its intention to do the foregoing) of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, that the Fund currently beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended).

Item 7    Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of April 15, 2002.
Exhibit 2
Underwriting Agreement dated February 25, 2002, among the Issuer, the Fund, Raymond James & Associates, Inc., UBS Warburg LLC, Robert W. Baird & Co. Incorporated, the additional underwriters named therein, and certain stockholders of the Issuer.*
Exhibit 3	Lockup Agreement dated February 25, 2002, among the Fund, Raymond James & Associates, Inc., UBS Warburg LLC, Robert W. Baird & Co. Incorporated, as representatives to several underwriters.

*
Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 28, 2002.

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2002	GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.
	By:	GTCR IV, L.P., its General Partner
	By:	GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner
	By:	/s/ CARL D. THOMA Name: Carl D. Thoma Title: Principal
GTCR IV, L.P.
	By:	GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner
	By:	/s/ CARL D. THOMA Name: Carl D. Thoma Title: Principal
GOLDER, THOMA, CRESSEY, RAUNER, INC.
	By:	/s/ CARL D. THOMA Name: Carl D. Thoma Title: Principal

SCHEDULE A

        The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of GTCR Inc. Each such person is a citizen of the United States. The directors and principal stockholders of GTCR Inc. are indicated by an asterisk.

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Phillip A. Canfield	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
*Bryan C. Cressey	233 South Wacker Drive, Suite 4460 Chicago, IL 60606	Principal of Thoma Cressey Equity Partners
David A. Donnini	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
Donald J. Edwards	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
Joseph P. Nolan	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
*Bruce V. Rauner	233 South Wacker Drive, Suite 6100 Chicago, IL 60606	Principal of GTCR Golder, Rauner, LLC
*Carl D. Thoma	233 South Wacker Drive, Suite 4460 Chicago, IL 60606	Managing Partner of Thoma Cressey Equity Partners

*
The principal business of Thoma Cressey Equity Partners and of GTCR Golder, Rauner, LLC is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement among the Reporting Persons dated as of April 15, 2002.
2
Underwriting Agreement dated February 25, 2002, among the Issuer, the Fund, Raymond James & Associates, Inc., UBS Warburg LLC, Robert W. Baird & Co. Incorporated, the additional underwriters named therein, and certain stockholders of the Issuer.++
3	Lockup Agreement dated February 25, 2002, among the Fund, Raymond James & Associates, Inc., UBS Warburg LLC, Robert W. Baird & Co. Incorporated, as representatives to several underwriters.

++
Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 28, 2002.

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SIGNATURE
SCHEDULE A
EXHIBIT INDEX